FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2004

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant’s name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        1. On July 19, 2004, Aladdin Knowledge Systems Ltd. (the “Registrant”) announced the opening of Aladdin Spain, a new wholly owned subsidiary resulting from the Registrant’s purchase of its long-time distributor, Aladdin Knowledge Systems Espana, S.L. A copy of the press release announcing the opening of the wholly owned subsidiary is attached hereto as Exhibit 1.

        2. On July 20, 2004, the Registrant announced its financial results for the second fiscal quarter of 2004. A copy of the press release announcing the Registrant’s financial results for the second fiscal quarter of 2004 is attached hereto as Exhibit 2.

        This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) BY: /S/ Erez Rosen —————————————— Erez Rosen CFO

Date: July 20, 2004

EXHIBIT 1

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Mark Jones
Zintel Public Relations	Global Consulting Group
matthew@zintelpr.com	mjones@hfgcg.com
909.941.1951	646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Gets Closer to its Spanish Customers; Announces
Opening of Aladdin Spain Subsidiary

Acquisition of Distributor Bolsters Presence in Key European Market

CHICAGO, July 19, 2004, – Aladdin Knowledge Systems, Ltd. (NASDAQ: ALDN) today announced the opening of Aladdin Spain, a wholly-owned subsidiary with offices located in Madrid and Barcelona. The new regional offices are a result of Aladdin’s purchase of its long-time distributor, Aladdin Knowledge Systems Espana, S.L.

Aladdin Spain is the second new international office opened by Aladdin this year and follows the opening of Aladdin’s office in Hong Kong on January 14, 2004. As the company’s 9th subsidiary, Aladdin Spain will continue to serve customers through existing staff and offices in Madrid and Barcelona.

“We are pleased to announce Aladdin Spain as our latest subsidiary. Aladdin recognizes the significant growth potential for the Spanish market and this acquisition provides an important local presence to expanding our reach in the European market for software commerce and Internet security,” said Yanki Margalit, CEO of Aladdin Knowledge Systems. “Aladdin welcomes the insight and expertise available through our former long-time distributor, Aladdin Espana, S.L., and we look forward to better serving our Spanish customers”

Aladdin Spain Locations

C/Floridablanca, 70 of 8, Barcelona 08015, Phone: 34.93.325.5042, Fax: 34.93.325.4110
C/Albasanz, 14 Planta 2a, Madrid 28037, Phone: 34.91.375.9900, Fax: 34.91.754.2671

About Aladdin Knowledge Systems

Aladdin (NASDAQ: ALDN) is a leader in digital security, providing solutions for software digital rights management and Internet security since 1985. Serving more than 30,000 customers worldwide, Aladdin products include:  the USB-based eToken™ device for strong user authentication and e-commerce security; the eSafe® line of integrated content security solutions that protect networks against malicious, inappropriate and nonproductive Internet-borne content; HASP® , the world’s number one hardware-based software security system that protects the revenues of developers; and Privilege™, a software licensing and protection platform that enables secure software distribution via CD, electronic software distribution or peer-to-peer networks. Visit the Aladdin Web site at http://www.eAladdin.com.

EXHIBIT 2

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Mark Jones
Zintel Public Relations	Global Consulting Group
matthew@zintelpr.com	mjones@hfgcg.com
310-574-8888	646-284-9414

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems
Reports 2004 Second Quarter Financial Results

Q2 Revenues Increase 27% and Net Income More Than Triples to $2.07 Million,
Exceeding Management Guidance

NEW YORK and TEL AVIV, ISRAEL, July 20, 2004 – Aladdin Knowledge Systems (NASDAQ: ALDN), a leader in digital security providing solutions for software digital rights management and Internet security, today announced financial results for the second quarter of fiscal 2004 and the six-month period ended June 30, 2004.

Revenues for the second quarter were $16.52 million, an increase of 27 percent over revenues of $13.01 million for the second quarter of 2003. With solid growth across all product lines and a significant increase in demand for the Company’s enterprise software products, Aladdin exceeded the upper end of the revenue guidance range provided by management. Revenues for the first six months of 2004 were $33.40 million, an increase of 27 percent from the $26.18 million recorded over the same period in 2003.

Net income for the second quarter was $2.07 million, or $0.17 per basic share and $0.16 per diluted share, compared with a net profit of $563,000 or $0.05 per basic and diluted share for the second quarter of 2003. Second quarter net income per basic and diluted shares also exceeded the previously announced guidance range. For the first six months of 2004, net income was $3.82 million or $0.32 per basic share and $0.30 per diluted share, as compared with a net profit of $874,000 or $0.08 per basic and diluted share for the first six months of 2003. Cash, cash equivalents and marketable securities totaled $24.99 million at the end of the second quarter, up $8.93 million from $16.06 million reported as of June 30, 2003 and up $1.24 million from the end of the first quarter fiscal 2004.

Yanki Margalit, Chairman and CEO of Aladdin Knowledge Systems said, “With global software piracy, malicious code attacks and unauthorized network access presenting ever greater threats, the need for reliable digital security solutions has never been greater. Based on the strength of these sector fundamentals and Aladdin’s excellent second quarter numbers, I have never been more excited about the market opportunity for Aladdin. As the founder of the company and a major shareholder, I am committed to protecting our customers’ high value digital assets, expanding the market for Aladdin’s digital security solutions and growing the profitability of our core business. Our second quarter numbers reflect this focus and commitment.”

“Aladdin continued to record strong profitability and operating performance, exceeding the Company’s previously announced guidance ranges. Our core strength in the software security business is being increasingly complemented by our growing momentum in the enterprise security business, which grew to 25 percent of our total revenues this quarter,” continued Mr. Margalit.

Financial and Operating Highlights

●	Cash generation: Positive second quarter 2004 cash flow totaled $1.19 million. Total cash, cash equivalents and marketable securities reached 24.99 million.

●	Profitability: The second quarter of 2004 marked the sixth sequential quarter with increased profitability.

●	On May 24th 2004 Aladdin announced the acquisition of a 19 percent stake in C-signature, a new biometric company creating innovative authentication and identity management technology. As biometrics continue to gain visibility as a highly effective measurement and security tool, this investment helps ensure Aladdin’s digital security applications have access to the most advanced feature sets available to complement our core long-term strategy.

Product Highlights

●	Software Security (DRM)

°	IDC named Aladdin Knowledge Systems the market leader in software licensing authentication tokens for the second consecutive year with a 35.4 percent share of the worldwide market.

°	UK-based Euronav, producer of state of the art navigation equipment for boats, yachts, ships and ferries, selected Aladdin HASP to prevent unauthorized use of its electronic charting and navigation systems for leisure and commercial boating.

°	São Paulo-based DexBrasil was selected by Aladdin as distributor of the HASP software protection, anti-piracy and software licensing solution in Brazil and throughout South America.

●	eSafe® Integrated Proactive Content Security Solution

°	Bank Hapoalim, one of the world’s top 150 banks, and the largest in Israel, selected the Aladdin eSafe content security solution to keep its email and online services free of malicious code.

°	Aladdin eSafe offered on all Crossbeam X-Series and C-Series security services switches, bringing high performance content security to enterprise networks as part of a comprehensive, multi-application security solution.

°	U.S.-based Terradon Communications Group selected Aladdin eSafe as its tool for comprehensive anti-virus, anti-vandal and anti-spam protection for more than 300 of Terradon’s Application Service Provider customers.

°	Aladdin eSafe selected as a member of the German-based Siemens Business Services’ “4YourSafety” offering.

°	Aladdin launched eSafe version 4 Feature Release 2, a major update offering customers new, unmatched protection against dangerous applications and unknown viruses.

●	eToken™ User Authentication Solution

°	VeriSign’s use of Aladdin eToken for its strong authentication service beta program starts to yield momentum and initial revenue ramp.

°	The Chicago Bears, the founding team of the National Football League, chose Aladdin’s eToken authentication key to protect its highly sensitive electronic play books, player contracts and scouting information.

°	Dartmouth College chose the Aladdin eToken USB authentication key to provide powerful yet convenient authentication for students and staff accessing University data.

For further information on product highlights, please refer to the press room on the Company’s website which can be found at http://www.eAladdin.com/about/pressroom.asp.

Future Business Outlook

Aladdin continues to provide a business outlook on a quarterly basis. The Company undertakes no obligation to update its estimates. Based on current business activities and general economic conditions, Aladdin management believes revenues for the third quarter of 2004 will be in the area of $16.10 million to $16.70 million and basic and diluted earnings per share are expected to be in the range of $0.14 to $0.17. For comparison, the Company reported $13.45 million in revenue and $0.06 per share for the third quarter of 2003.

Earnings Teleconference

The Company will hold a teleconference today, July 20th, at 9:00 a.m. EDT to discuss the quarterly results. To participate in the call, please dial (800) 399-0427 in the U.S., or (706) 643-1624 internationally, approximately five minutes prior to the scheduled call start time. A replay of the call can also be accessed via telephone from 11:00 a.m. Eastern on July 20th through 11:59 p.m. on July 27th by calling (800) 642-1687 in the United States, or (706) 645-9291 internationally, and entering the following access code: 8502195.

About Aladdin Knowledge Systems

Aladdin (NASDAQ: ALDN) is a leader in digital security, providing solutions for software digital rights management and Internet security since 1985. Serving more than 30,000 customers worldwide, Aladdin products include:  the USB-based eToken™ device for strong user authentication and e-commerce security; the eSafe® line of integrated content security solutions that protect networks against malicious, inappropriate and nonproductive Internet-borne content; HASP® , the world’s number one hardware-based software security system that protects the revenues of software publishers; and Privilege™, a software licensing and protection platform that enables secure software distribution via CD, electronic software distribution or peer-to-peer networks. Visit the Aladdin Web site at http://www.eAladdin.com.

(Tables to Follow)

Safe Harbor Statement

Except for the statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in consumer buying habits and other factors over which Aladdin Knowledge Systems Ltd. has little or no control.

Aladdin Knowledge Systems Ltd.
Consolidated Statement of Income

(U.S. dollars, in thousands – except for per-share amount)

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003

Sales:
Software Security (DRM)	12,335	10,647	25,123	21,212
Enterprise Security	4,184	2,365	8,273	4,972
Total Sales	16,519	13,012	33,396	26,184

Cost of sales	3,056	2,593	6,644	5,499
Gross profit	13,463	10,419	26,752	20,685

Research & development	3,158	3,124	6,236	6,090
Selling & marketing	5,737	4,964	11,551	10,258
General & administrative	2,024	1,695	4,581	3,434

Total operating expenses	10,919	9,783	22,368	19,782

Operating income	2,544	636	4,384	903
Financial expenses, net	(258)	(137)	(169)	(89)
Other income (expenses)	(10)	5	(40)	8

Income before taxes	2,276	504	4,175	822

Taxes on income	203	(59)	354	(152)
	2,073	563	3,821	974
Equity in loss of affiliate, net of
taxes	-	-	-	100
Net Income	2,073	563	3,821	874

Basic earnings per share	0.17	0.05	0.32	0.08
Diluted earnings per share	0.16	0.05	0.30	0.08

Weighted average number of shares
outstanding for Basic EPS	11,902	11,253	11,767	11,253
Weighted average number of shares
outstanding for Diluted EPS	13,013	11,690	12,941	11,614

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Balance Sheets
(U.S. dollars, in thousands)

	June 30, 2004	December 31, 2003

Assets
Current assets:
Cash & cash equivalents	23,434	18,287
Marketable securities	1,553	1,229
Trade receivable, net of allowance for doubtful
accounts	9,800	9,766
Other accounts receivable	3,699	2,892
Inventories	4,679	5,795
Total current assets	43,165	37,969

Severance pay fund	2,415	2,322

Fixed assets, net	2,228	2,447

Other long term assets, net	14,212	12,730

Total Assets	62,020	55,468

Current liabilities:
Trade payables	2,317	2,306
Deferred revenues	3,870	3,415
Other current liabilities	5,270	5,623
Total current liabilities	11,457	11,344

Accrued severance pay	3,227	3,168

Shareholders Equity	47,336	40,956

Total Liabilities and Shareholders' Equity	62,020	55,468